File No. 812-13980

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THAT ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THAT ACT.

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., Knight/TPG NPL-R, L.P., Knight/TPG NPL-C, L.P., TOP NPL (A), L.P., Super TOPS MA, L.P., Super TOPS Principal Co-Investment, LLC, TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

All Communications, Notices and Orders to:

Ronald Cami

TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copies to:

Steven B. Boehm, Esq.	Michael A. Gerstenzang, Esq.
Sutherland Asbill & Brennan LLP	Cleary Gottlieb Steen & Hamilton LLP
700 6th Street, N.W.	One Liberty Plaza
Washington, D.C. 20001	New York, New York 10006
(202) 383-0100	(212) 225-2000

September 17, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
)
In the Matter of:	)
)

SECOND AMENDED AND

RESTATED APPLICATION

FOR AN ORDER PURSUANT

TO SECTIONS 57(a)(4) AND

57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND

RULE 17d-1 UNDER THAT

ACT PERMITTING CERTAIN

JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY

SECTION 57(a)(4) OF THAT

ACT.

TPG Specialty Lending, Inc., TSL Advisers,	)
LLC, TPG Opportunities Partners II (A), L.P.,	)
TPG Opportunities Partners II (B), L.P., TPG	)
Opportunities Partners II (C), L.P.,	)
Knight/TPG NPL-R, L.P., Knight/TPG NPL-C,	)
L.P., TOP NPL (A), L.P., Super TOPS MA,	)
L.P., Super TOPS Principal Co-Investment,	)
LLC, TPG Partners VI, L.P., TPG FOF VI-A,	)
L.P., TPG FOF VI-B, L.P., TPG Opportunities	)
Advisers, LLC, TPG Capital Advisors, LLC	)
)
301 Commerce Street, Suite 3300)
Fort Worth, Texas 76102)
)
)
File No. 812-13980)
Investment Company Act of 1940)
)
)

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder,1 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	TPG Specialty Lending, Inc. (the “Company”),

•	TSL Advisers, LLC, the Company’s investment adviser (“TSL Advisers”),[2]

[1]	Unless otherwise indicated, all section references herein are to the provisions of the 1940 Act, and all rule references herein are to rules promulgated under the 1940 Act.
[2]	The term “Adviser” means TSL Advisers, TOP Advisers (defined below), TPG Capital Advisors (defined below), and any future investment adviser that controls, is controlled by, or under common control with TSL Advisers and is registered under the Investment Advisers Act of 1940 (“Advisers Act”).

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds”), each of which is registered as an investment adviser under the Advisers Act,[3] and

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds,” together with the Company, TSL Advisers and the Existing Advisers to Affiliated Funds, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company (or a Wholly-Owned Investment Subsidiary of the Company),4 on the one hand, and any Affiliated Fund,5 on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under section 57(a)(4) and rules under the 1940 Act. For purposes of this Application, “Co-Investment Transaction” means any transaction in an Origination Opportunity (as defined below) in which the Company (or any Wholly-Owned Investment Subsidiary of the Company) participated together with one or more Affiliated Funds in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in an Origination Opportunity in which the Company (or any Wholly-Owned Investment Subsidiary of the Company) could not participate together with an Affiliated Fund without obtaining and relying on the Order.

[3]	“Advisers to Affiliated Funds” means the Existing Advisers to Affiliated Funds and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.
[4]	The Company may, from time to time, form one or more special purpose subsidiaries (each, a “Wholly-Owned Investment Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Company; (b) that is wholly-owned by the Company (with the Company, at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company’s Board (as defined below) has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.

A Wholly-Owned Investment Subsidiary of the Company would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund because it would be a company controlled by the Company for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Subsidiary’s participation be treated, for purposes of the requested relief, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Subsidiary. The Company’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in the Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Company’s place. If a Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Company’s Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly-Owned Investment Subsidiary.

[5]	“Affiliated Fund” means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser (b) that would be an investment company but for section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act, and (c) will have an investment objective and strategies similar to those of the Company or an Existing Affiliated Fund.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions as set forth in the Application.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

The Company was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally-managed specialty finance investment company. The Company elected to be regulated as a business development company (a “BDC”) under the 1940 Act by filing a notice with the Commission on Form N-54A on April 15, 2011.6 In connection with that election, the Company registered its shares under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is thus subject to the periodic reporting requirements of the 1934 Act.

The Company has raised capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act of 1933, as amended (the “1933 Act”), set forth under Section 4(a)(2) thereof. To effect such private offerings, the Company entered into subscription agreements with several investors providing for the private placement of shares of the Company’s common stock. Under the terms of the subscription agreements, investors commit to invest a specified amount of capital from which they are required to fund drawdowns to purchase shares of the Company’s common stock up to the amount of their respective capital commitments on an as-needed basis, with a minimum of 10 business days’ prior notice. As of August 8, 2013, the Company had 523,617 shares of common stock outstanding and had capital commitments totaling $1.5 billion. The Company does not anticipate raising further capital through private offerings.

The Company’s investment objective as currently stated (its “Objectives and Strategies”) is to generate current income and capital appreciation through direct investments in senior secured loans, mezzanine loans and, to a lesser extent, equity securities, of U.S. domiciled, middle-market issuers (such U.S. domiciled issuers, “Middle Market Issuers”).7 Middle-market issuers are companies that have annual earnings before interest, income taxes, depreciation and amortization (EBITDA), which the Company believes is a useful proxy for cash flow, of $10 million to $250 million. The Company’s business model is focused primarily on the direct origination of loans, which generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
[7]	The Company’s “Objectives and Strategies” means its objectives and strategies as described in its registration statement on Form 10 (or if applicable, Form N-2), other filings the Company has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act or 1934, each as amended, and the Company’s reports to its shareholders.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”). No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

B.	TSL Advisers

TSL Advisers is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. Subject to the overall supervision of the Board, the TSL Advisers manages the day-to-day operations of, and provides investment advisory and management services to, the Company, pursuant to the investment advisory and management agreement (the “Investment Advisory Agreement”) by and between TSL Advisers and the Company. TSL Advisers and the Existing Advisers to Affiliated Funds are under common control because they are each under the direct or indirect control of the two founders of TPG (as defined below).

C.	Existing Affiliated Funds

1.	TOP II and Related Vehicles

“TOP II” is a series of private investment funds formed primarily to generate attractive long-term compounded returns through the purchase or origination of special situations and distressed investments across the credit cycle. TOP II includes TPG Opportunities Partners II (A), L.P., TPG Opportunities II (B), L.P. and TPG Opportunities Partners II (C), L.P., each a Delaware limited partnership that invests side-by-side in each portfolio investment. TOP II raised capital through private placements of its limited partnership interests. The investors in TOP II are primarily “qualified purchasers,” as defined in the 1940 Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. TOP II is controlled by TPG Opportunities GenPar II, L.P., its general partner, and TOP Advisers (as defined below) provides investment advisory services to TOP II through one of its subsidiaries. TOP II relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7).8

TPG has formed a number of vehicles to, in whole or in part, co-invest with TOP II in certain investments on a systematic basis. These vehicles may also invest independently of TOP II from time to time. These vehicles include Knight/TPG NPL-C, L.P., Knight/TPG NPL-R, L.P., TOP NPL (A), L.P., Super TOPS MA, L.P. and Super TOPS Principal Co-Investment, LLC. Similar to TOP II, these vehicles (i) raised capital through private placement of interests,

[8]	As of the date of this Application, TPG is in the process of establishing TPG Opportunities Partners III and related vehicles (collectively, “TOP III”). TOP III has not yet raised capital.

(ii) primarily have “qualified purchasers,” as defined in the 1940 Act, as investors, (iii) are provided investment advisory services through a subsidiary of TOP Advisers and (iv) rely on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7).

2.	TPG VI and Related Vehicles

TPG Partners VI, L.P. (“TPG VI”) is a Delaware limited partnership that was formed in 2008 primarily to make significant investments in the equity or debt of operating companies through acquisitions and restructurings. The investors in TPG VI are “qualified purchasers,” as defined in the 1940 Act, and include, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. TPG VI is controlled by TPG GenPar VI, L.P., its general partner, and TPG Capital Advisors (as defined below) provides investment advisory services to TPG VI through one of its subsidiaries. TPG VI relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(7).

TPG FOF VI-A, L.P. and TPG FOF VI-B, L.P. are Delaware limited partnerships that were formed to invest side-by-side with TPG VI. The investors in these vehicles are primarily affiliates of TPG and certain investors designated as “friends and family” of TPG. TPG Capital Advisors provides investment advisory services to these entities through one of its subsidiaries. Each such entity relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7).

D.	Investment Advisers

1.	TOP Advisers

TPG Opportunities Advisers, LLC (“TOP Advisers”) is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TOP Advisers provides investment advisory services related to special situations and distressed investments, and may from time to time offer advice on investment strategies in a variety of instruments, including bonds, equities and other securities (including asset-backed and other structured securities), loans (including bank loans), receivables, assets, claims, derivatives (including those that derive their value from the foregoing), all from a broad range of issuers and counterparties in a broad range of markets. TOP Advisers provides investment advisory services to each of the TOP II funds through one of its subsidiaries, pursuant to an investment advisory agreement. TOP Advisers also provides or will provide investment advisory services to a number of pooled investment vehicles that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

2.	TPG Capital Advisors

TPG Capital Advisors, LLC (“TPG Capital Advisors”) is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TPG Capital Advisors primarily provides investment advisory services related to private equity investments in various industries, including leveraged acquisitions and recapitalizations, turnarounds, traditional buyouts and investments in growth companies. TPG Capital Advisors provides investment advisory services to TPG VI through its subsidiaries. TPG Capital Advisors also provides investment advisory services to a number of other pooled investment vehicles that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Affiliated Funds

1.	Mechanics of the Co-Investment Transactions

Upon issuance of the requested Order, the Company and the Affiliated Funds will continue to be managed in the same manner as they will have been managed prior to the issuance of the Order; however, the Company, on the one hand, and the Affiliated Funds, on the other hand, may co-invest in Co-Investment Transactions under the Co-Investment Program as described herein.

2.	Allocation determinations for the Applicants

The Company and the Affiliated Funds are part of a broader investment platform known as “TPG.” In general, allocation determinations for the Applicants begin with a preliminary assessment by the Legal Department of TPG (the “Legal Department”) as to whether a particular investment opportunity is required to be allocated to a particular fund or prohibited from being allocated to a particular fund. Such requirements are referred to as a “duty to offer,” or a “Priority.” Every placement memorandum for the Company and the Affiliated Funds plainly discloses that fund’s Priority, if there is one, and discloses that certain investments may fall within the Priorities of other Affiliated Funds. A Priority is a commitment made to the investors in a fund and cannot change during the life of the fund absent amendment of the fund’s constituent documents and investor consent. The Company’s Priority is middle-market loan originations, i.e., loans that would be underwritten and initially funded by the Company, rather than purchased from another party, to Middle Market Issuers, and which may or may not be accompanied by an equity-related instrument, such as a warrant (“Origination Opportunities”).9 In addition, where applicable, the Company’s Priority includes any Follow-On Investment10 arising from an existing investment of the Company.

Under the foregoing allocation protocol, TSL Advisers may be required to offer an investment opportunity identified by TSL Advisers that is not an Origination Opportunity to an Affiliated Fund, if the opportunity falls within that Affiliated Fund’s Priority, regardless of

[9]	The Company’s Priority will not change.
[10]

“Follow-On Investment” means any additional investments in securities of issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. Follow-On Investments, by definition derived from an existing investment of the Company, are treated as within the Company’s Priority regardless of its form.

whether the investment fell within the Company’s Objectives and Strategies. TSL Advisers believes that this allocation system is fair and equitable and consistent with its fiduciary duty to the Company because, although in some cases TSL Advisers may have to refer an opportunity to an Affiliated Fund, (1) the Company’s Objectives and Strategies are most often Origination Opportunities and TSL Advisers accordingly spends its time looking for Origination Opportunities, and (2) opportunities within the Company’s Objectives and Strategies that are not Origination Opportunities would typically be non-control debt investments in Middle Market Issuers that would generally not fall into the Priority of an Affiliated Fund. Further, TSL Advisers disclosed to the Company, and the Company has disclosed to its investors, how allocation determinations are made within the TPG platform and that TSL Advisers may be required to offer opportunities that are not Origination Opportunities to one or more Affiliated Funds. In addition, other Advisers within the TPG platform are obligated to refer Origination Opportunities identified by them to the Company.

The first step once an investment opportunity is identified by any Adviser is for the Legal Department to be advised of the opportunity and assess whether the investment opportunity falls within the Priority of the Company or that of any Affiliated Fund. The Legal Department makes its preliminary assessment as to whether a particular investment opportunity is a Priority for any fund managed by an Adviser prior to, or promptly following, the initial discussion of the potential investment at a meeting of that fund’s investment review committee when it appears that pursuit of the investment is reasonably probable.

The Legal Department delivers its preliminary assessment to the firm’s Allocation Team (or a member thereof). The Allocation Team is comprised of five of TPG’s senior professionals (including TPG’s General Counsel, who is also an executive officer of TSL Advisers and the Company) with a scope of responsibilities across all business units of the firm and is charged with ensuring that investment opportunities are allocated to the appropriate TPG fund. The Legal Department’s determination that an investment opportunity is within a particular fund’s Priority is the presumptive final allocation decision. For the Company’s Priority, this is an objective and mechanical process with no discretion involved. The Legal Department’s determination that an opportunity falls within the Company’s Priority is the final allocation.

Documentation, Recordkeeping, Oversight. Final allocation decisions for a particular investment opportunity are made before the memorandum calling capital for such investment opportunity is delivered to the investors in the relevant fund. Final allocations of investment opportunities are documented on the firm’s and/or the relevant business unit’s allocation log. Among other things, the Legal Department documents on the allocation log any exceptions to the allocation process and the reasons for the exceptions.

On a periodic basis, the Legal Department reviews allocation documentation for compliance with relevant offering and organizational documents of funds. As part of such review, the Legal Department specifically considers whether an investment opportunity was appropriate for the investing fund, based on the fund’s investment objectives, strategies and structure. Any non-compliance identified during these periodic reviews is reported to TPG’s Chief Compliance Officer (who is also an executive officer of TSL Advisers and the Company) for determination of whether further reporting or action is appropriate.

The Company’s Priority is in Origination Opportunities. Thus, the Company is entitled to accept any opportunity in middle-market loan origination presented to the TPG platform to the full extent of its interest and capacity. Since the definition of Origination Opportunities for this purpose is clear and not subject to interpretation or discretion, an Origination Opportunity will always be presented first to the Company and could not possibly be deemed to fall within an Affiliated Fund’s Priority. To the extent an Affiliated Fund has its own specified Priority at all, it would not include Origination Opportunities. Applicants note that not all Priorities granted to Affiliated Funds are as objective and measurable as the Company’s Priority, but that, because the determination of whether an investment opportunity is within the Priority of the Company is testable through an objective and mechanical process, all Origination Opportunities are offered to the Company. Whether an opportunity falls within the Priority of one or another Affiliated Fund is a matter for the Allocation Team.

3.	Co-Investments in Origination Opportunities

Origination Opportunities are most often sourced by TSL Advisers’ own investment team; however, TSL Advisers may also be notified of Origination Opportunities through referrals from other professionals elsewhere in TPG or through opportunities being directed to the Company by the Legal Department. In the unlikely event that an Origination Opportunity is not sourced directly by TSL Advisers, the TPG allocation process is triggered such that the Priority of the Company would be invoked and the Company would be presented with the Origination Opportunity.

The relief requested in this Application will apply only to co-investment opportunities that are Origination Opportunities, or in the case of Follow-On Investments, co-investment opportunities that arise from Origination Opportunities. Although Origination Opportunities are the Company’s Priority, the Affiliated Funds have investment strategies that could result in particular Origination Opportunities being attractive and appropriate for one or more of them as well as for the Company. Once an Origination Opportunity has been allocated to the Company, TSL Advisers will make an independent determination of the appropriateness of the investment for the Company. If TSL Advisers deems the Company’s participation in such investment to be appropriate, it will then determine an appropriate size of the Company’s investment. Various factors are considered and weighed by TSL Advisers, including the nature of the investment, and the Company’s existing portfolio. Under the Co-Investment Program, if the amount of the investment opportunity were to exceed the amount TSL Advisers determined was appropriate for the Company to invest, then the excess amount would be offered to one or more Affiliated Funds as a Potential Co-Investment Transaction.

In selecting investments for the Company, TSL Advisers will consider only the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when determining if an Affiliated Fund should participate in the Potential Co-Investment Transaction offered to it, the applicable Adviser to Affiliated Funds will review Potential Co-Investment Transactions for each entity that it advises based only upon the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. In such cases, the Potential Co-Investment Transaction would be allocated to the Company, on the one hand, and the excess amount would be allocated to the participating Affiliated Funds, on the other hand, if, prior to the actual investment, each of the conditions set forth in this Application is satisfied, including prior approval by the “required majority” (as defined in Section 57(o)) (the “Required Majority”)11 of the directors of the Company’s Board eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”), and the requirement that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any Affiliated Fund be the same as those applicable to the Company.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), TSL Advisers will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Company. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and the participating Affiliated Funds in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Company’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the Board does not so approve, all dispositions and Follow-On Investments will be submitted to the Company’s Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

4.	Reasons for Co-Investing

TSL Advisers and the Board, including the Required Majority, expect that the Company’s and the Affiliated Funds’ ability to complete Co-Investment Transactions in portfolio companies will increase favorable investment opportunities for the Company. A BDC that makes investments of the type contemplated by the Company typically limits its transaction sizes, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. Furthermore, because the Company intends to continue to qualify as a regulated investment company under Subchapter M of the Code, the Company’s portfolio is subject to certain diversification requirements which may similarly limit the amount of capital that the Company may invest in any single investment.12 In view of the foregoing, in cases where TSL Advisers identifies larger capital commitments that would otherwise be attractive investment opportunities, TSL Advisers must seek the participation of other entities with similar investment mandates. The availability of the Affiliated Funds as co-investors of the Company may alleviate some of that necessity in certain circumstances.

[11]	The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not “interested persons” (as defined under Section 2(a)(19)) of such company.
[12]	See I.R.C. § 851(b)(3).

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by TSL Advisers due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (e.g., without the delay that typically would be associated with organizing other sources of capital or obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require TSL Advisers to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities of which the Company can take advantage.

Current credit market conditions have led to a decline in the availability of capital, thereby creating more opportunities for the Company to make investments consistent with its investment objective and allowing the Company to focus on transactions where its competitive advantages are strongest. Increasing the opportunities available to the Company with a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and allow it to be more selective in choosing its investments so that it can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and the Company.

The Co-Investment Program would give the Company more opportunities to provide capital to middle market companies, which the Company believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to the Company, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to the Company. All of these benefits would, in turn, enhance value for the Company’s shareholders without exposing them to the types of abuses sought to be remedied by Section 57(a).

Further, because the Co-Investment Program applies only to co-investment opportunities in Origination Opportunities, or in the case of Follow-On Investments, that arise from Origination Opportunities, and the Company would be able to invest as much as TSL Advisers determined was appropriate for the Company, Co-Investment Transactions would necessarily be fair to the Company because they would only occur if TSL Advisers determined that the investment opportunity exceeded the Company’s desired investment in the opportunity. For example, TSL Advisers may source a large investment opportunity that, for portfolio concentration reasons, it recommended the Company not take advantage of by itself but would be appropriate for the Company to share the excess with another party. In these cases, the ability to offer co-investments to Affiliated Funds is far more time and resource-efficient than arranging for third party capital. Because only the excess would be offered to the Affiliated Funds, there would be less risk of overreaching by the Affiliated Funds.

Applicants submit that the fact that the Required Majority of the Eligible Directors will approve each Co-Investment Transaction before investment (except for certain dispositions or Follow-On Investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person, in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not yet promulgated any rules directly under Section 57(a)(4), Section 57(i) provides that the rules promulgated under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan, or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b) vis-à-vis the Company.

The Affiliated Funds may be deemed to be affiliated persons of the Company within the meaning of Section 2(a)(3)(C) by reason of common control because (i) TSL Advisers manages and may be deemed to control the Company, (ii) the Advisers to Affiliated Funds manage and may be deemed to control the Affiliated Funds, and (iii) TSL Advisers and the Advisers to Affiliated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions under the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Company to participate with the Affiliated Funds in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.13 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of the BDC investors than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. In particular, the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26,

[13]

Gladstone Capital Corporation, et. al. (File No. 812-13878) Release No. 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No. 812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

2012 (the “Gladstone Order”).14 This request for relief is similar to the Gladstone Order in that the conditions are substantially identical, except that this Application only covers co-investment opportunities that are Origination Opportunities, and the Gladstone Order covers all co-investment opportunities. The Orders would differ because in the Gladstone Order, when the amount desired to be invested by the BDC and its affiliates exceeds the amount of the Potential Co-Investment Transaction, the BDC will co-invest pro-rata with its affiliates and will not receive priority to invest the full amount it desires. Under the Co-Investment Program in this Application, the Company is able to invest as much as it desires in the Potential Co-Investment Transaction and it is only when the amount of the opportunity exceeds the Company’s desired investment amount that the Affiliated Funds are offered the opportunity to invest in the excess amount.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions may be made are consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the shareholders of the Company from being disadvantaged. For each Co-Investment Transaction, the Company and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and based on their independent determinations of a suitable investment size as further provided below. Further, the terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the Company and do not involve overreaching by any person concerned, including TSL Advisers. The decision for the Company to participate in any Co-Investment Transaction will be based on the recommendation of TSL Advisers and the approval of a Required Majority.

[14]	See note 13, supra.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. All Origination Opportunities will be allocated to the Company for its consideration. Each time TSL Advisers considers a Potential Co-Investment for the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If TSL Advisers deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) The Company will participate in the Potential Co-Investment Transaction to the full extent TSL Advisers deems is appropriate, and the participating Affiliated Funds will be allocated the remaining excess amount.

(c) After making the determinations required in conditions 1and 2(a) above, TSL Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amounts proposed to be invested by the Affiliated Funds, to the Eligible Directors for their consideration. The Company will co-invest with one or more Affiliated Funds only if, prior to the Company’s and any Affiliated Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by the Affiliated Fund(s) would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of an Affiliated Fund; provided that, if an Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Affiliated Fund or any affiliated person of an Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Affiliated Fund (which may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit any Adviser, Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Funds), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. TSL Advisers will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Affiliated Fund or any affiliated person of an Affiliated Fund is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the participating Affiliated Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any of the Affiliated Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed disposition at the earliest practical time; and

(ii) TSL Advisers will formulate a recommendation as to participation by the Company in the disposition.

(b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Fund(s).

(c) The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each participating Affiliated Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, TSL Advisers will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The Company and each participating Affiliated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed transaction at the earliest practical time; and

(ii) TSL Advisers will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b) The Company will participate in the Follow-On Investment to the full extent TSL Advisers deems is appropriate, and the participating Affiliated Funds will be allocated the remaining excess amount.

(c) The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the

Company and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, TSL Advisers will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions that the Company participated in and investments made by an Affiliated Fund that the Company considered but declined to co-invest in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers to Affiliated Funds under their respective investment advisory agreements with the Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up fees, commitment fees and other customary transaction fees, but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds (or their respective designees) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such investment adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Affiliated Funds based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, Advisers nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Company’s and the Affiliated Funds’ respective investment advisory agreements).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Ronald Cami

TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

700 6th St, N.W.

Washington, D.C. 20001

(202) 383-0100

and

Michael A. Gerstenzang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on November 8, 2011. A copy of the resolution then adopted by the Company’s Board reflecting the foregoing authorizations is attached hereto as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective operating agreements. Each of the foregoing authorizations remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 17th day of September, 2013.

TPG SPECIALTY LENDING, INC.

By:	/s/ David Reintjes
Name:	David Reintjes
Title:	Chief Compliance Officer and Secretary

TSL ADVISERS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (A), L.P.

By:	TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (B), L.P.

By:	TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (C), L.P.

By:	TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

KNIGHT/TPG NPL-R, L.P.

By:	TPG Opportunities NPL GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

KNIGHT/TPG NPL-C, L.P.

By:	TPG Opportunities NPL GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TOP NPL (A), L.P.

By:	TPG Opportunities NPL GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

SUPER TOPS MA, L.P.

By:	Super TOPS MA GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

SUPER TOPS PRINCIPAL CO-INVESTMENT, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG PARTNERS VI, L.P.

By:	TPG GenPar VI, L.P., its general partner

By:	TPG GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG FOF VI-A, L.P.

By:	TPG FOF GenPar VI, L.P., its general partner

By:	TPG FOF GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG FOF VI-B, L.P.

By:	TPG FOF GenPar VI, L.P., its general partner

By:	TPG FOF GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES ADVISERS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG CAPITAL ADVISORS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

Appendix A

Existing Advisers to Affiliated Funds

TPG Opportunities Advisers, LLC

TPG Capital Advisors, LLC

Existing Affiliated Funds

TPG Opportunities Partners II (A), L.P.

TPG Opportunities Partners II (B), L.P.

TPG Opportunities Partners II (C), L.P.

Knight/TPG NPL-R, L.P.

Knight/TPG NPL-C, L.P.

TOP NPL (A), L.P.

Super TOPS MA, L.P.

Super TOPS Principal Co-Investment, LLC

TPG Partners VI, L.P.

TPG FOF VI-A, L.P.

TPG FOF VI-B, L.P.

EXHIBIT A

Verifications Required by Rule 0-2(d)

The undersigned states that he has duly executed the attached 2nd Amended and Restated Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under that Act permitting certain joint transactions otherwise prohibited by Section 57(a)(4), dated September 17, 2013, for and on behalf of TPG Specialty Lending, Inc.; that he is the Chief Compliance Officer and Secretary of TPG Specialty Lending, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David Reintjes
Name:	David Reintjes
Title:	Chief Compliance Officer and Secretary

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated September 17, 2013, for and on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., Knight/TPG NPL-R, L.P., Knight/TPG NPL-C, L.P., TOP NPL (A), L.P., Super TOPS MA, L.P., Super TOPS Principal Co-Investment, LLC, TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P.,, TPG Opportunities Advisers, LLC, and TPG Capital Advisors, LLC; that he has been authorized by TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital Advisors, LLC to execute the attached Application in the name of and/or on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., Knight/TPG NPL-R, L.P., Knight/TPG NPL-C, L.P., TOP NPL (A), L.P., Super TOPS MA, L.P., Super TOPS Principal Co-Investment, LLC, TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P.,, TPG Opportunities Advisers, LLC, and TPG Capital Advisors, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ RONALD CAMI
Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of

TPG Specialty Lending, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an application and any amendments thereto for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application and such other documents; and

FURTHER RESOLVED, that upon issuance of an order of exemptive relief by the Commission in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of such order; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional or amended Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.